UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Dover Downs Gaming & Entertainment, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260095 10 4

(CUSIP Number)

December 31,2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260095 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michele M. Rollins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,085,926

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,085,926

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,926

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.9%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Dover Downs Gaming & Entertainment, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1131 N. DuPont Highway, Dover, DE 19901

Item 2.
	(a)	Name of Person Filing Michele M. Rollins
	(b)	Address of Principal Business Office or, if none, Residence P. O. Box 4131, Greenville, DE 19807
	(c)	Citizenship United States
(d)

Title of Class of Securities
The class of equity security to which this Schedule 13G relates is the Common Stock (the “Common Stock”), par value $.10 per share, of Dover Downs Gaming & Entertainment, Inc., a Delaware corporation (the “Company” or the “issuer”).  The Common Stock is publicly traded.  The ownership reflected above includes both Common Stock and Class A Common Stock.  Class A Common Stock is not publicly traded.  Class A Common Stock entitles the holder to ten (10) votes per share and is convertible at any time into shares of Common Stock on a one-for-one basis at the option of the shareholder.  As a result, under Rule 13d, a holder of Class A Common Stock is deemed to have beneficial ownership of the Common Stock which such shareholder may acquire upon conversion of the Class A Common Stock.  The percentages set forth herein assume the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into Common Stock.

	(e)	CUSIP Number 260095 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Amount beneficially owned:  1,085,926.  The Reporting Person beneficially owns 85,926 shares of Common Stock and 1,000,000 shares of Class A Common Stock or 6.9% of the shares of Common Stock outstanding as of December 31, 2007 (which for these purposes assumes the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person).

(b) Percent of class: 6.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,085,926
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,085,926
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2008
Date
/s/ Michele M. Rollins
Signature
Michele M. Rollins
Name/Title